Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

LexinFintech Holdings Ltd. 27/F CES Tower No. 3099 Keyuan South Road Nanshan District, Shenzhen 518057 The People’s Republic of China

September 9, 2022

VIA EDGAR

Mr. David Gessert

Mr. Eric Envall

Mr. Marc Thomas

Mr. Robert Klein

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LexinFintech Holdings Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed on April 29, 2022
File No. 001-38328

Dear Mr. Gessert, Mr. Envall, Mr. Thomas and Mr. Klein,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 25, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Annual Report on Form 20-Filed April 29, 2022

Part I

Introduction, page 1

1.
We note that you define "China" or the "PRC" as referring to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan. In future filings, please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong, Macau and/or Taiwan. Additionally, to the extent you have operations in Hong Kong, Macau or Taiwan, or have directors and officers located in Hong Kong, Macau or

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

Taiwan, discuss the commensurate laws and regulations in Hong Kong, Macau and Taiwan, if applicable, and any risks and consequences to the company associated with those laws and regulations.

The Company respectfully advises the Staff that it does not have any operation in Macau or Taiwan, and its operations in Hong Kong are not material to its business, consolidated financial position or results of operations taken as a whole. Substantially all of its directors and officers reside within China. In addition, the Company respectfully proposes to revise the disclosure below in the lead-in paragraph of “Summary of Risk Factors” at the beginning of Item 3. Key Information—D. Risk Factors in future filings of its annual report on Form 20-F (with additions underlined). Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 12:

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in the PRC also apply to our operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in the PRC, the laws, regulations and the discretion of the governmental authorities in the Chinese mainland discussed in this annual report are expected to apply to entities and businesses in the Chinese mainland, rather than entities or businesses in Hong Kong which operate under a different set of laws from the Chinese mainland.

Item 3. Key Information

A. Selected financial data

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities and Their Shareholders, page 4

2.
In future filings, please revise to disclose that the structure involves unique risks investors and, if true, that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

The Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 4:

Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities and Their Shareholders

LexinFintech Holdings Ltd. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entities and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication service and certain other businesses. Accordingly, we operate these businesses in China through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their nominee shareholders to control the business operations of the variable interest entities. Such structure provides investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the variable interest entities accounted for ~~100%,~~ 99.4%, ~~and~~ 97.5% and % of our total revenues in ~~2019,~~ 2020, ~~and~~ 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the variable interest entities and their subsidiaries in China, including Shenzhen Xinjie Investment Co., Ltd., or Shenzhen Xinjie, Shenzhen Fenqile Network Technology Co., Ltd., or Shenzhen Fenqile, Beijing Lejiaxin Network Technology Co., Ltd., or Beijing Lejiaxin, Shenzhen Qianhai Dingsheng Data Technology Co., Ltd., or Qianhai Dingsheng, Shenzhen Mengtian Technology Co., Ltd., or Mengtian Technology, and Beihai Super Egg E-Commerce Co., Ltd., or Beihai Super Egg, and others. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the variable interest entities in China.

A series of contractual agreements have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders, which include exclusive option agreements, power of attorney, exclusive business cooperation agreements, loan agreements and equity pledge agreements. Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C.

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

Organizational Structure—Contractual Arrangements with the Variable Interest Entities.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in China as of the date of this annual report. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

Page 5:

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

3.
In future filings, please revise your disclosure about the legal and operational risks associated with being based in, or having the majority of your operations in China. Without limitation, your disclosure should describe these risks and make clear they could cause the value of your securities to become worthless. Your disclosure should also address how recent statements and regulatory actions by

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In this regard we note your disclosure in the last risk factor on page 51.

The Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 5:

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and regulatory actions relating to areas such as the use of contractual arrangements in certain industries, ~~For example, we face risks associated with regulatory~~ approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. For example, it is still uncertain when the final versions of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, both issued by the CSRC on December 24, 2021, will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC. In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Furthermore, the PRC anti-monopoly and competition laws and regulations are evolving, and there remains uncertainties as to how the anti-monopoly laws, regulations and guidelines will impact our business and results of operations. Therefore, we face risks and uncertainties associated with these statements and regulatory actions, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

stock exchange in the United States or other foreign country. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, see “Item 3~~D.~~ Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

. . .

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC should prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a stock exchange in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China and Hong Kong, and our auditor is subject to this determination. In May 2022, the SEC conclusively listed LexinFintech Holdings Ltd. as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. In accordance with the HFCAA, our securities will be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States in 2024 if the PCAOB is unable to inspect or completely investigate public accounting firms in China registered with the PCAOB, or in 2023 if proposed changes to the law, or the Accelerating Holding Foreign Companies Accountable Act, are enacted. As a result, the Nasdaq may determine to delist our securities. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

The Company respectfully submits that it acknowledges that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing complete access for the PCAOB to inspect and investigate registered public accounting firms in China. Given this new development and related events that may follow in the next several months, the relevant disclosure with regard to the Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act may require modification in the Company’s future 20-F filings.

4.
In future filings, please revise to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE, or referring to the VIE as a possessive of the operating company and its subsidiaries. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. In this regard we note that your definition of "we" on page 1 includes the variable interest entities.

The Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 1:

•
“we,” “us,” “our company,” “our,” or “Lexin” refers to LexinFintech Holdings Ltd.~~,~~ and its subsidiaries.~~, and, in the context of describing our operations and consolidated financial information, the variable interest entities and their subsidiaries in China.~~ We conduct operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. The variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Investors are purchasing an interest in LexinFintech Holdings Ltd., a Cayman Islands holding company with no operations of its own. LexinFintech Holdings Ltd. does not have any equity ownership in the variable interest entities.

The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of a VIE, and make necessary revisions in future filings of its annual report on Form 20-F.

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

Cash and Asset Flows through Our Organization, page 6

5.
In future filings, please revise to disclose any transfers of cash or other assets, dividends, or distributions that have been made to-date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and the direction of the transfer or, if none, so state. If any such transfers, dividends or distributions have been made, provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Additionally, in the first full paragraph on page 7, disclose the U.S. Dollar equivalent of the total amount of service fees that the VIEs paid to the relevant WFOE under the technical services agreements for the periods presented in your financial statements.

The Company respectfully proposes to revise and include the following disclosure in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The Company will update the relevant amounts for 2022 by the time it files its annual report on Form 20-F for the fiscal year ended December 31, 2022. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 6:

Cash and Asset Flows through Our Organization

LexinFintech Holdings Ltd. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the variable interest entities in China. As a result, although other means are available for us to obtain financing at the holding company level, LexinFintech Holding Ltd.'s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the variable interest entities. If any of our subsidiaries incurs debt on its own behalf, the instruments governing such debt may restrict its ability to pay dividends to LexinFintech Holdings Ltd. In addition, our PRC subsidiaries are permitted to pay dividends to LexinFintech Holdings Ltd. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the variable interest entities and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us.

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the variable interest entities in which we have no legal ownership. As of December 31, 2019, 2020 and 2021, the total amount of such restriction to which our PRC subsidiaries and the variable interest entities and their subsidiaries are subject was RMB3,493 million, RMB3,772 million, and RMB4,190 million (US$657 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

Under PRC laws, LexinFintech Holdings Ltd. may fund our PRC subsidiaries only through capital contributions or loans, and fund the variable interest entities or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2020 and 2021, the aggregate amount of capital contribution by LexinFintech Holdings Ltd. to our intermediate holding companies and PRC subsidiaries was RMB3,428 million and RMB3,354 million (US$526 million), respectively.

As of December 31, 2020 and 2021, the outstanding balance of amounts due from the Company and its subsidiaries ~~Group companies of~~ from the ~~variable interest entities~~ VIEs and ~~their~~ the VIEs’ subsidiaries was RMB219.8 million and RMB58.1 million (US$9.1 million), respectively. As of December 31, 2020 and 2021, the outstanding balance of amounts due to the Company and its subsidiaries ~~Group companies~~ from the VIEs ~~variable interest entities~~ and the VIEs’ ~~their~~ subsidiaries was RMB4,930.4 million ~~4.9 billion~~ and RMB6,452.4 million~~6.5 billion~~ (US$1,012.5 million~~1.0 billion~~), respectively. The consolidated VIEs may transfer cash to the relevant WFOE by paying service fees according to the business cooperation agreements. For the years ended December 31, 2019, 2020 and 2021, the total amount of service fees that the VIEs paid to the relevant WFOE under the technical services agreements was RMB1,140 million, RMB2,422 million and RMB4,140 million (US$649.7 million), respectively.

~~In 2019, 2020, and 2021, no assets other than cash were transferred through our organization.~~

For the years ended December 31, 2019, 2020 and 2021, no transfers of other assets, dividends or distributions were made between the holding company, our subsidiaries, and consolidated VIEs. For the years ended December 31, 2019, 2020 and 2021, no transfer of cash or other assets, dividends or distributions were made to U.S. investors.

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Service fees paid by VIEs to PRC subsidiaries(1)	1,140,008	2,422,048	4,140,049
Goods/service fees received by VIEs from PRC subsidiaries(1)	8,234	730	2,527
Funds from parent to Cayman, BVI, and Hong Kong subsidiaries(2)	2,290,814	107,446	15,263
Funds from Hong Kong subsidiaries to PRC subsidiaries(3)	61,800	21,069	-
Funds provided by PRC subsidiaries to VIEs(3)	433,617	1,688,579	2,431,307
Funds provided by Hong Kong subsidiaries to VIEs(3)	-	828,184	-
Funds provided by VIEs to PRC subsidiaries/(repayment from PRC subsidiaries to VIEs)(4)	184,188	(199,440)	(150,468)

Notes:

(1) Represents “Net cash provided by/(used in) transactions with inter-group entities for technical service charges and others” of the VIEs in the condensed consolidating schedule of cash flow information.

(2) Represents “Net cash (used in)/provided by funds to Group companies” of the Parent in the condensed consolidating schedule of cash flow information.

(3) “Net cash (used in)/provided by funds to Group companies” in columns of “Other Subsidiaries” and “Primary Beneficiary of the VIEs” in the consolidating schedules include the following items:

•
Funds from Hong Kong subsidiaries to PRC subsidiaries, which are included in the “Other Subsidiaries” column;
•
Funds provided by PRC subsidiaries to VIEs, which are included in the “Primary Beneficiary of the VIEs” and the “Other Subsidiaries” column; and
•
Funds provided by HK subsidiaries to VIEs, which are included in the “Other Subsidiaries” column.

Below table summarizes the detailed cash transfers among the entities of the Group.

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

For the year ended December 31, 2019	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds from Hong Kong subsidiaries to PRC subsidiaries	(61,800)	61,800
Funds provided by PRC subsidiaries to VIEs		(433,617)	433,617

For the year ended December 31, 2020	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds from Hong Kong subsidiaries to PRC subsidiaries	(21,069)	21,069
Funds provided by PRC subsidiaries to VIEs	(828,184)	(1,688,579)	2,516,763

For the year ended December 31, 2021	Other Subsidiaries	Primary Beneficiary of the VIEs	The VIEs and the VIEs' subsidiaries
Funds provided by PRC subsidiaries to VIEs	(100)	(2,431,207)	2,431,307

(4) Represents “Net cash (used in)/provided by funds to Group companies” of the VIEs’ investing activities in the condensed consolidating schedule of cash flow information.

Permissions Required from the PRC Authorities for Our Operations, page 6

6.
In future filings, please revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain permissions or approvals you may be required to obtain from Chinese authorities to operate your business and to offer your securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, please disclose how you determined that permissions related to the CAC and the CSRC’s Overseas Listing Regulations were not required. If you relied on the advice of counsel in making this determination, identify counsel. If you did not consult counsel in making these determinations, explain why you did not obtain the advice of counsel; if true, disclose that your determination is based on a risk-based analysis; and include related risk factor disclosure. Additionally, please update your related disclosure elsewhere in your annual report as necessary.

The Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page reference is made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

Page 6:

Permissions Required from the PRC Authorities for Our Operations

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

We conduct our business primarily through our subsidiaries, the variable interest entities and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the variable interest entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, the variable interest entities in China, including, among others, certain value-added telecommunications service license for the operation of domestic call center service and content service (excluding internet content service), value-added telecommunications service license for online data processing and transaction processing, value-added telecommunications service license for the operations of internet content service, network microcredit license and financing guarantee business permit. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. If we, our subsidiaries, the variable interest entities or their subsidiaries (i) do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or be worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse impact on our business, financial condition and results of operations.”

~~Furthermore,~~ As advised by Shihui Partners, our PRC legal counsel, in connection with our issuance of securities to foreign investors, under ~~current~~ PRC laws, regulations, and rules currently in effect, as of the date of this annual report, we, our PRC subsidiaries and the variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not been asked to obtain or denied such permissions by any PRC authority. However, there remains significant uncertainty inherent in relying on the opinion of our PRC legal counsel as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. We cannot assure you that regulators in China will not take a contrary view to that of our PRC legal counsel or will not subsequently require us to undergo the approval or clearance procedures and subject us to penalties for non-compliance.

D. Risk Factors

Summary of Risk Factors, page 12

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

7.
In future filings, please revise your summary of risk factors, to disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss:
·
Risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
·
The risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale;
·
Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;
·
Additionally, relocate the Risks Related to Our Corporate Structure and the Risks Related to Doing Business in China sections to the front of the summary and detailed risk factor sections;
·
Further, revise to discuss enforcement of civil liabilities in Item 3 of your annual report, state whether you have obtained the advice of Cayman Islands and PRC counsel with respect to your determinations and include a related summary risk factor; and
·
Please also revise the last risk factor on page 65 to make corresponding disclosure

For each of the bullets, the Company respectfully proposes to revise the referenced disclosure as follows in future filings of its annual report on Form 20-F (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. Page references are made to the 2021 Form 20-F to illustrate the approximate location of the disclosure.

·
Risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;

•
We face risks arising from the uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly and sometimes with short notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us” for details.
·
The risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale;
·
Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;

•
The PRC government has significant oversight and discretion over our business operations, and may influence our operations. It may exert more oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”; and
·
Additionally, relocate the Risks Related to Our Corporate Structure and the Risks Related to Doing Business in China sections to the front of the summary and detailed risk factor sections;

The Company respectfully undertakes to relocate the referenced sections to the front of the summary and detailed risk factor sections in future filings of its annual report on Form 20-F.

·
Further, revise to discuss enforcement of civil liabilities in Item 3 of your annual report, state whether you have obtained the advice of Cayman Islands and PRC counsel with respect to your determinations and include a related summary risk factor; and

The Company respectfully proposes to include the following paragraphs in Item 3 of the future filings of its annual report on Form 20-F:

Enforcement of Civil Liabilities

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these individuals are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

Our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment (i) is final and conclusive, (ii) is not in the nature of taxes, a fine, or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Our PRC legal counsel has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

The Company respectfully proposes to include the following summary risk factor in future filings of its annual report on Form 20-F:

·
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these individuals are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Item 3. Key Information—D. Risk Factors—Risks Related to the American Depositary Shares—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.”
·
Please also revise the last risk factor on page 65 to make corresponding disclosure.

Page 65:

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these individuals are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

awards may be enforceable against us and our assets in China even when court judgments are not.

Our Cayman Islands legal counsel has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. Our PRC legal counsel has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. See “Item 3. Key Information—Enforcement of Civil Liabilities” for details.

C. Organizational Structure, page 109

8.
In future filings, please revise to relocate this section toward the beginning of Item 4. Information on the Company. Additionally, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and identify clearly the entity(ies) in which the company’s operations are conducted. Indicate the domicile of each entity depicted on the diagram of your corporate structure and clearly disclose which entities you won equity interests in and which you claim to have economic rights and exercise control over via contractual arrangements (i.e., the VIEs). Further, describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

The Company undertakes to relocate the section to the beginning of Item 4, including the diagram illustrating its corporate structure and accompanying footnotes depicting (i) the domicile of each entity, (ii) whether the Company owns equity interests in an entity or maintains contractual arrangements with an entity (i.e., the VIEs), and (iii) the person or entity that owns the equity in each depicted entity therein.

The Company respectfully proposes to revise the disclosure following the diagram in future filings of its annual report on Form 20-F (with deletions shown as

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

strike-through and additions underlined) as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Contractual Arrangements with the Variable Interest Entities

LexinFintech Holdings Ltd. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its variable interest entities and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information and other value-added telecommunications services. Accordingly, we operate these businesses in China through the variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their nominee shareholders. Such structure provides investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. ~~We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises.~~ To comply with PRC laws and regulations, we have entered into a series of contractual arrangements, mainly through Beijing Shijitong, Shenzhen Lexin Software Technology Co., Ltd. and Beihai Green Lemon Technology Co., Ltd., with the variable interest entities and the shareholders of the variable interest entities to obtain effective control over the variable interest entities and their subsidiaries.

We currently conduct our business through the variable interest entities and their subsidiaries based on these contractual arrangements, which allow us to:

• exercise effective control over the variable interest entities and their subsidiaries;

• receive substantially all of the economic benefits from the variable interest entities and their subsidiaries; and

• have an exclusive option to purchase all or part of the equity interests in the variable interest entities and when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of the variable interest entities under U.S. GAAP. We have consolidated the financial results of the variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

. . .

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

However, the contractual arrangements may not be as effective as direct ownership of the variable interest entities, and we may incur substantial costs to enforce the terms of the arrangements. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the variable interest entities, and their nominee shareholders, as a whole, have not been tested in a court of law in China as of the date of this annual report. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the variable interest entities and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and its nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and the variable interest entities, and investors of our company

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

* * *

658793.04-HKGSR01A - MSW

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

September 9, 2022

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 755-3637-8888 or sunnyruisun@lexin.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Sunny Rui Sun
Sunny Rui Sun

Chief Financial Officer

cc:	Jay Wenjie Xiao, Chief Executive Officer and Chairman of the Board, LexinFintech Holdings Ltd.
Jared Yi Wu, President and Director, LexinFintech Holdings Ltd.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Emily Liu, Partner, PricewaterhouseCoopers Zhong Tian LLP

658793.04-HKGSR01A - MSW